FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Impacts due to Venezuelan bolívar exchange rate	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretary General and

of the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (“Telefónica”) as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Company announces that the 2014 consolidated financial statements will use the exchange rate of the Venezuelan bolivar set at the previously denominated SICAD II, (set at 50 Venezuelan bolivar fuerte per dollar in the last auction), for the purpose of translating the transactions, cash flows and balances related to the investments in Venezuela.

Therefore, the main impacts for Telefónica Group during the 2014 fourth quarter are:

•	A decrease in the Telefónica Group’s net assets in Venezuela against Equity of an approximate amount of 2,840 million euros, taking as a base the net assets as of 31 December 2014.

•	As part of the decrease mentioned in the previous paragraph, the equivalent in euros of the net financial assets denominated in Venezuelan bolivar fuerte is reduced, for an approximate amount of 1,231 million euros.

•	The results from Venezuela in 2014 are translated at the new exchange rate, which implies a reduction in OIBDA and net income of 915 million euros and 399 million euros, respectively.

The Company has decided to take the aforementioned exchange rate at the end of 2014 as a reference, as being the most representative among the available exchange rates as of that date, for the monetary translation of the accounting figures of cash flows and balances.

This modification is the second adjustment to the contribution of Venezuela in the 2014 financial information (after the adjustment in the first quarter) and implies a change from 6.30 to 50 Venezuelan bolivar fuerte per dollar, leaving Venezuela’s contribution to the Group’s revenue at around 1% and the net cash position up to 390 million euros equivalent at year end and, therefore, minimizing the impact of any potential future adjustment.

The exchange conversion capacity and the access to foreign exchange for the various operations of the Company will be assessed considering the new exchange system in place for 2015.

Telefónica wishes to emphasize that these adjustments do not affect the investment nor growth plans in Venezuela in terms of bolivars, reaffirming the commitment of the Company to continue developing telecommunications in the country, recently reflected in the allocation of spectrum that will materialize shortly with the launch of 4G.

Madrid, February 16, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 16th, 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors